Exhibit 99.1

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

(All dollar amounts in United States dollars (US$))

GOLDCORP ANNOUNCES SALE OF SAN DIMAS MINE

Vancouver, British Columbia – June 2,  2010 – GOLDCORP INC. (GG: NYSE; G: TSX) today announced that Goldcorp subsidiaries have entered into a binding letter agreement to sell the San Dimas gold-silver mine in Mexico to Mala Noche Resources Corp. (TSXV: MLA) a company engaged in acquiring and developing precious metals resource properties.   Under the terms of the letter agreement, Goldcorp will receive total consideration of $500 million, consisting of $275 million in cash, $175 million of Mala Noche common shares valued at the offering price of Mala Noche’s proposed equity financing and a $50 million promissory note payable over five years which will bear interest at a rate of 6% per annum.  Goldcorp’s ownership interest in Mala Noche is expected to be approximately 30%.

“This transaction is consistent with Goldcorp’s ongoing strategy of creating value for shareholders while concentrating our focus on the cornerstone assets that will drive our industry leading production growth and future cash flow,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer. “Like the recently announced sale of the Escobal silver deposit, the capital derived from monetizing this asset will be re-deployed into funding our growth without diluting our shareholders. San Dimas has been an important contributor to Goldcorp’s success over the years, with new discoveries enhancing the long term production profile at this historic mine.  We look forward to participating in the future success of Mala Noche and San Dimas through our significant ownership interest in the company.”

Mala Noche announced today that it has appointed Joseph Conway as Chief Executive Officer of Mala Noche.  As former Chief Executive Officer of Iamgold, Conway oversaw the growth of that company into one of Canada’s leading intermediate gold producers.  Eduardo Luna, former Chairman of Silver Wheaton Corp., and from 1991 to 2007 the President of Luismin, S.A. de C.V., the owner and operator of San Dimas, has been appointed Executive VP and President-Mexico of Mala Noche.

In 2009, San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver.  Under an arrangement with Silver Wheaton, Goldcorp sells all of the silver produced at San Dimas to Silver Wheaton for approximately $4.00 per ounce.  In connection with the sale of San Dimas, Silver Wheaton has agreed to amend the existing silver purchase agreement, to be assumed by Mala Noche (for complete terms of the amended agreement see Silver Wheaton and Mala Noche press releases dated June 2, 2010).  As part of the amended agreement, during the first four years following closing of the transaction, Mala Noche will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for approximately $4.00 per ounce. Beginning in the fifth year after closing, Mala Noche will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of payable silver produced at San Dimas and 50% of any excess.

Upon completion of the transaction, Goldcorp will be entitled to maintain its percentage ownership of the issued and outstanding common shares of Mala Noche as well as proportional representation on Mala Noche’s board of directors based on Goldcorp’s ownership percentage of Mala Noche. These entitlements will remain in place as long as Goldcorp’s share ownership remains at or above 10% of the issued and outstanding common shares of Mala Noche.

The transaction has been approved by Goldcorp’s board of directors but is subject to a number of conditions, including the completion of a proposed equity financing by Mala Noche.  Closing of the transaction is expected to occur on or about July 30, 2010.

Goldcorp’s legal advisors are Cassels Brock & Blackwell LLP and Lawson Lundell LLP.  A fairness opinion was received from CIBC World Markets.

Goldcorp is North America’s fastest growing senior gold producer.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, statements with respect to the successful completion of the transaction, the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”,

“budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the parties’ ability to meet all condition precedents and obtain all regulatory approvals necessary to successfully complete the transaction, including the completion of Mala Noche’s proposed offering; risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2009, available on www.sedar.com, and Form 40-F for the year ended December 31, 2009 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
VP, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: (604) 696-3074
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com